Exhibit 99.7

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

October 28, 2010

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Titan Trading Analytics Inc.

We confirm that the following material was sent by pre-paid mail on October 26th, 2010 to the registered shareholders of Common shares of the subject Corporation:

A	Notice of Annual and Special General Meeting of Shareholders/Information Circular
B	Form of Proxy – Registered Shareholders
C	Supplemental Mailing List Return card
D	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

“Russell Cheung”
Mailing Specialist
Stock Transfer, Client Services
Telephone:     604.661.9417
Fax:        604.661.9401